Exhibit 99.1

Kaixin Auto Holdings Announces Unaudited First Half 2023 Financial Results

BEIJING, November 3, 2023 (GLOBE NEWSWIRE) -- Kaixin Auto Holdings (“Kaixin” or the “Company”) (NASDAQ: KXIN), a leading new energy vehicle manufacturer and one of the premium imported cars and used cars platform in China, today announced its unaudited financial results for the six months ended June 30, 2023.

First Half of 2023 Highlights

•	Total net revenues were US$18.9 million, representing a decrease of 43% from US$33.3 million in the first half of 2022.

•	Gross profit was US$0.2 million, keeping stable with that of US$0.2 million in the first half of 2022.

•	Loss from operations was US$4.1 million, substantially less than the loss from operations of US$32.8 million in the first half of 2022.

•	Net loss attributable to the Company was US$4.5 million, substantially improved over the net loss attributable to the Company of US$70.6 million in the first half of 2022.

Adjusted loss from operations (non-GAAP)1 was US$2.8 million, compared to an adjusted loss from operations of US$2.9 million in the first half of 2022.

Adjusted net loss (non-GAAP)2 was US$3.3 million, compared to an adjusted net loss of US$3.8 million in the first half of 2022.

First Half 2023 Results

Total net revenues were US$18.9 million, representing a decrease of 43% from US$33.3 million in the first half of 2022. The revenue decrease was mainly due to the Company’s used-car sales decline.

Cost of revenues was US$18.7 million, compared to that of US$33.1 million in the first half of 2022. The decrease in cost of revenues was in line with the decrease in revenues.

Gross profit was US$0.2 million, keeping stable with that of US$0.2 million in the first half of 2022.

Operating expenses were US$4.2 million, significantly lower than that of US$33.0 million in the first half of 2022. The difference in operating expenses between the two periods was largely due to the $29.9 million share-based compensation expense recognized in the first half of 2022.

Selling and marketing expenses were US$257 thousand, compared to $334 thousand in the first half of 2022.

General and administrative expenses were US$4.0 million, compared to that of US$32.7 million in the first half of 2022. The decrease was primarily due to the large amount of share-based compensation expense recognized from vesting employee stock incentive awards in the first half of 2022.

Loss from operations was US$4.1 million, compared with a loss of US$32.8 million in the first half of 2022. The difference in loss from operations between the two periods was largely due to the large decrease in operating expenses in the first half of 2022.

Net loss attributable to the Company was US$4.5 million, substantially improved over the net loss attributable to the Company of US$70.6 million in the first half of 2022.

Adjusted loss from operations (non-GAAP)1 was US$2.8 million, compared to an adjusted loss from operations of US$2.9 million in the first half of 2022.

Adjusted net loss (non-GAAP)2 was US$3.3 million, compared to an adjusted net loss of US$3.8 million in the first half of 2022.

Subsequent Event

On August 22, 2023, the Company closed the acquisition of 100% of the equity interest Morning Star Auto Inc. (“Morning Star”), in consideration of 100 million ordinary shares (equivalent to 6,666,667 Class A ordinary shares after the share consolidation at the ratio of 1-for-15, effective on September 14, 2023) of Kaixin. Following the closing, Morning Star has become a wholly-owned subsidiary of Kaixin, which represents the Company’s official entry into the field of new energy vehicle manufacturing.

About Non-GAAP Financial Measures

To supplement Kaixin’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Kaixin uses “adjusted loss from operations” and “adjusted net loss”, which are defined as non-GAAP financial measures by the SEC, in evaluating its business. We define adjusted loss from operations as loss from operations excluding share-based compensation expenses and goodwill impairment. To facilitate investors and analysts, we present the foresaid impact in “Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures” retrospectively. We present adjusted loss from operations and adjust net income (loss) because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

These non-GAAP financial measures are not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP.

About Kaixin Auto Holdings

Kaixin Auto Holdings is a leading new energy vehicle manufacturer in China, equipped with professional teams with rich experience in R&D, production, and marketing, and production facilities with the capacity of stamping, welding, painting, and assembly operations. Kaixin produces multiple electric passenger and logistics vehicle models. The Company is committed to building up a competitive international market position that integrates online and offline presence and diversified business operations. Leveraging the expertise of its professional teams and driven by the inspiration for innovation and sustainability, Kaixin aims to contribute to achieving the goals of “peak carbon emissions and carbon neutrality”.

Safe Harbor Statement

This announcement may contain forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. Among other things, the business outlook for 2023 and quotations from management in this announcement, as well as Kaixin’s strategic and operational plans, contain forward-looking statements. Kaixin may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Kaixin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with auto dealerships; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kaixin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Kaixin Auto Holdings

Investor Relations

Email: ir@renren-inc.com

1.	Adjusted loss from operations is a non-GAAP measure. We define adjusted loss from operations as loss from operations excluding share-based compensation expenses. See “About Non-GAAP Financial Measures” below.

2.	Adjusted net loss is a non-GAAP measure. We define adjusted net loss as net loss excluding share-based compensation expenses, provision for other receivables, and provision for dealership settlement. See “About Non-GAAP Financial Measures” below.